Mail Stop 4561

June 6, 2007

Mr. John P. Gorst
Chief Executive Officer
Gottaplay Interactive, Inc.
3226 Rosedale Street, Suite 200
Gig Harbor, WA 98335

> **Re:** **Gottaplay Interactive, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended September 30, 2006**
> **Form 10-QSB for the Quarterly Period Ended December 31, 2006**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2007**
> **File No. 000-50806**

Dear Mr. Gorst:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief